SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34889

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CharterBank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Financial Corporation
1233 O.G. Skinner Dr.
West Point, Georgia 31833

CHARTERBANK 401(k) PLAN

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

CHARTERBANK 401(k) PLAN
DECEMBER 31, 2010 AND 2009

[Letterhead of Wilson Price]

Report of Independent Registered Public Accounting Firm

The Board of Directors
CharterBank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CharterBank 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
November 2, 2011

CHARTERBANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

INVESTMENTS AT FAIR VALUE

Pooled separate accounts of insurance company	$3,353,892	$2,799,639
General account of insurance company	590,097	541,943
Self-directed brokerage account	1,065,666	1,063,038

NET ASSETS AVAILABLE FOR BENEFITS	$5,009,655	$4,404,620

See report of independent registered public accounting firm and notes to financial statements.

CHARTERBANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$260,237	$650,192
Interest and dividends	33,885	82,549

Total investment income	294,122	732,741

Contributions:
Participants	422,785	351,479

Transfer from qualified plan	890	-

Total	717,797	1,084,220

DEDUCTIONS

Deductions from net assets attributable to:
Benefits paid to participants	110,852	11,025
Refund of excess deferrals	1,910	8,251

Total	112,762	19,276

NET INCREASE	605,035	1,064,944

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	4,404,620	3,339,676

End of year	$5,009,655	$4,404,620

See report of independent registered public accounting firm and notes to financial statements.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the CharterBank 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which commenced on April 1, 1995, and was amended January 1, 2001, is a defined contribution plan covering all eligible employees of CharterBank (the Company).  Full-time employees become eligible to participate after the attainment of 20½ years of age.  Effective January 1, 2001, participants must also complete three months of service with the Company to be eligible to participate in the Plan.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 5, 2007, Nationwide Trust Company, FSB became the trustee.  Nationwide Life Insurance Company is the custodian of the Plan’s investments in the Nationwide Funds and self-directed accounts through a partnership with Nationwide Trust Company, FSB.

Contributions

Participants can contribute from 1% to 15% of their pretax earnings up to a maximum of $16,500 for 2010 and 2009.  Any excess contributions are required to be refunded to participants.  Rollover contributions from other qualified plans are permitted.  Under the Plan, the Company may contribute an amount equal to a discretionary percentage (determined annually by the Company) of each participant’s annual compensation.  The Company did not elect a discretionary contribution in 2010 or 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Participant contributions may be invested in one or more of the investment funds available under the Plan or the self-directed brokerage account at the direction of the participant.  The Company’s contributions are allocated to investment funds in the same manner as participant contributions.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  Effective January 1, 2001, participants are vested 100% in the Company’s contributions and earnings thereon after completing three years of service as defined by the Plan.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN (Continued)

Benefits

Participants who separate from service with the Company for any reason will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum or in the form of a direct rollover.  If a participant dies before receiving distribution of his or her account, the full amount of his or her account will be paid to the designated beneficiary.

Withdrawals of participants’ deferral contributions are permitted upon the attainment of age 59½ or in the event of severe hardship situations as permitted by Internal Revenue Service regulations.

Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are used to reduce employer contributions to the Plan.  There were no forfeitures for the years ended December 31, 2010 and 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

At December 31, 2010 and 2009, the Plan’s investment in Charter Financial Corporation common stock represented approximately 12% and 14%, respectively, of total investments (included in the self-directed brokerage account).  Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation.

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Security transactions are recorded on the trade date.  Dividend income is reported on the ex-dividend date.  Interest income is reported on the accrual basis of accounting.  The change in market value of investments is recorded as appreciation (depreciation) in the fair value of investments.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan’s investments include funds which invest in investment securities and in various companies within several markets.  Investment securities are exposed to risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Benefit Payments

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

Subsequent Events

The Plan has evaluated subsequent events through November 2, 2011, the date the financial statements were issued.

3.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments consist of pooled separate accounts and a general account which are managed by Nationwide Life Insurance Company, the custodian of the Plan.  Investments of the Plan also consist of Charter Financial Corporation common stock.  Charter Financial Corporation is the parent company of the Plan Sponsor.

4.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2010 and 2009:

	2010	2009

Pooled separate accounts of insurance company:
Dreyfus S & P 500 Index Fund	$454,791	$395,439
Janus Twenty Fund	624,151	550,877
Nationwide Money Market Fund Institutional	300,058	287,680
Fixed Fund	590,097	541,943
Self-Directed Brokerage	1,065,666	1,063,038

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

4.	INVESTMENTS (Continued)

The net appreciation in fair value of the Plan’s investments (including realized gains and losses) is as follows for the years ended December 31, 2010 and 2009:

	2010	2009

Pooled separate accounts of insurance company	$285,589	$493,804
Self-directed brokerage accounts	(25,352)	156,388

	$260,237	$650,192

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 31, 2008, stating the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Company and Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes that the Plan is no longer subject to income tax examinations for years before 2007.

6.	PLAN TERMINATION

Although the Company has not expressed an intent to terminate the Plan, it may do so at any time.  In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

7.	INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed a one-time opportunity to purchase common stock of Charter Financial Corporation, the parent company of CharterBank, in conjunction with the initial public offering of Charter Financial Corporation.  Participants could invest all or a portion of their existing account balances in the common stock of Charter Financial Corporation.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8.	FAIR VALUE MEASUREMENT

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010.

Pooled separate accounts of insurance company:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

General account of insurance company:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Self-directed brokerage account:  Valued at the market value of shares held by the Plan at year end.

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8.	FAIR VALUE MEASUREMENT (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Pooled separate accounts of insurance company:
Balanced	$1,121,269	$-	$-	$1,121,269
Growth	1,023,744	-	-	1,023,744
Income	414,218	-	-	414,218
Value	162,495	-	-	162,495
Other	632,166	-	-	632,166
Self-directed brokerage account	1,065,666	-	-	1,065,666
General account of insurance company	-	-	590,097	590,097

Total investments at fair value	$4,419,558	$-	$590,097	$5,009,655

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Pooled separate accounts of insurance company:
Balanced	$925,596	$-	$-	$925,596
Growth	863,486	-	-	863,486
Income	298,042	-	-	298,042
Value	142,435	-	-	142,435
Other	570,080	-	-	570,080
Self-directed brokerage account	1,063,038	-	-	1,063,038
General account of insurance company	-	-	541,943	541,943

Total investments at fair value	$3,862,677	$-	$541,943	$4,404,620

CHARTERBANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8.	FAIR VALUE MEASUREMENT (Continued)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and 2009:

	Level 3 Assets Years Ended
	December 31, 2010	December 31, 2009

Balance, beginning of year	$541,943	$493,737
Interest income	20,371	-
Purchases, sales, issuances, and settlements (net)	27,783	48,206

Balance, end of year	$590,097	$541,943

9.	TERMINATED PARTICIPANTS

Net assets available for benefits at December 31, 2010 and 2009 include no account balances of persons who had elected to withdraw from the Plan but had not been paid.

SUPPLEMENTAL INFORMATION

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2010

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

*	Nationwide Life Insurance	AdvisorOne Amerigo Fund	**	$123,957
*	Nationwide Life Insurance	AdvisorOne Clermont Fund	**	84,912
*	Nationwide Life Insurance	AdvisorOne Descartes Fund	**	53,534
*	Nationwide Life Insurance	AdvisorOne Enhanced Income Fund	**	25,852
*	Nationwide Life Insurance	AdvisorOne Flexible Income Fund	**	43,225
*	Nationwide Life Insurance	AdvisorOne Liahona Fund	**	83,114
*	Nationwide Life Insurance	AdvisorOne Reservoir Fund	**	3,171
*	Nationwide Life Insurance	AdvisorOne Select Allocation Fund	**	65,793
*	Nationwide Life Insurance	AdvisorOne Select Appreciation	**	29,557
*	Nationwide Life Insurance	Alliance Bernstein Global Bond Fund	**	92
*	Nationwide Life Insurance	Alliance Bernstein High Income Fund	**	158
*	Nationwide Life Insurance	American Century International Growth Fund	**	117
*	Nationwide Life Insurance	American Century Value Fund	**	2,168
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R3	**	128
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R5	**	88
*	Nationwide Life Insurance	American Funds American High Income Trust Fund R6	**	96
*	Nationwide Life Insurance	American Funds Growth Fund of America	**	106
*	Nationwide Life Insurance	American Funds New World Fund	**	66
*	Nationwide Life Insurance	Black Rock High Yield Bond Fund	**	97
*	Nationwide Life Insurance	Black Rock International Opportunity Fund	**	43
*	Nationwide Life Insurance	Delaware Corporate Bond Fund	**	123
*	Nationwide Life Insurance	Delaware Extended Duration Bond Fund	**	152
*	Nationwide Life Insurance	Direxion Evolution All Cap Equity Fund	**	1,028
*	Nationwide Life Insurance	Direxion Evolution Market Leaders Fund	**	531
*	Nationwide Life Insurance	Dreyfus Appreciation Fund	**	674
*	Nationwide Life Insurance	Dreyfus Intermediate Term Income Fund	**	66,905
*	Nationwide Life Insurance	Dreyfus S & P 500 Index Fund	**	454,791
*	Nationwide Life Insurance	DWS High Income Fund	**	87
*	Nationwide Life Insurance	DWS Strategic Value Fund	**	89
*	Nationwide Life Insurance	Federated High Yield Trust Fund	**	7,523
*	Nationwide Life Insurance	Fidelity Advisor Balanced Fund	**	51,256
*	Nationwide Life Insurance	Fixed Fund	**	590,097
*	Nationwide Life Insurance	Franklin Balance Sheet Investment Fund	**	3,252
*	Nationwide Life Insurance	Franklin Small Mid Cap Growth Fund	**	135
*	Nationwide Life Insurance	Harbor International Fund Institutional	**	131,843
*	Nationwide Life Insurance	Harbor International Investors Fund	**	58
*	Nationwide Life Insurance	Harbor Mid Cap Value Fund	**	103
*	Nationwide Life Insurance	Heartland Value Plus Fund	**	81,387

See report of independent registered public accounting firm.

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2010

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Nationwide Life Insurance	Huntington Situs Fund	**	$110
*	Nationwide Life Insurance	Invesco MidCap Core Equity Fund	**	4,413
*	Nationwide Life Insurance	Invesco Van Kampen Common Stock Fund	**	175,493
*	Nationwide Life Insurance	Invesco Van Kampen Equity & Income Fund	**	176,255
*	Nationwide Life Insurance	Iron Strategic Income Fund	**	95
*	Nationwide Life Insurance	Janus Fund	**	118,985
*	Nationwide Life Insurance	Janus Overseas Fund	**	66
*	Nationwide Life Insurance	Janus Twenty Fund	**	624,151
*	Nationwide Life Insurance	JP Morgan Core Plus Bond Fund	**	93
*	Nationwide Life Insurance	JP Morgan Mid Cap Value Fund	**	1,752
*	Nationwide Life Insurance	Legg Mason Western Asset Non-US Opp Bond Fund	**	90
*	Nationwide Life Insurance	Manning & Napier Pro Blend Consrvative Term Fund	**	63
*	Nationwide Life Insurance	Nationwide Fund	**	34
*	Nationwide Life Insurance	Nationwide Gov't Bond Fund A	**	180,433
*	Nationwide Life Insurance	Nationwide Gov't Bond Fund D	**	346
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Aggressive	**	33,342
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate	**	33,766
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate Ag.	**	4,465
*	Nationwide Life Insurance	Nationwide Investor Destination Fund Moderate Cons.	**	442
*	Nationwide Life Insurance	Nationwide Money Market Fund Institutuional	**	300,058
*	Nationwide Life Insurance	Oppenheimer Global Fund	**	172,924
*	Nationwide Life Insurance	Oppenheimer Gold & Special Minerals Fund	**	893
*	Nationwide Life Insurance	Oppenheimer International Bond Fund	**	55
*	Nationwide Life Insurance	Oppenheimer Limited Term Government Bond	**	29
*	Nationwide Life Insurance	Oppenheimer Main Street Small Cap Fund	**	11,037
*	Nationwide Life Insurance	Oppenheimer Small Mid Cap Value Fund	**	69,423
*	Nationwide Life Insurance	PIMCO High Yield Fund	**	95
*	Nationwide Life Insurance	PIMCO Total Return Fund Class A	**	1,520
*	Nationwide Life Insurance	PIMCO Total Return Fund Institutional	**	1,748
*	Nationwide Life Insurance	Pioneer High Yield Fund	**	63,466
*	Nationwide Life Insurance	Pioneer Strategic Income Fund	**	100
*	Nationwide Life Insurance	Principal Equity Income Fund	**	66
*	Nationwide Life Insurance	Principal High Yield Fund	**	372
*	Nationwide Life Insurance	Prudential Jennison 2020 Focus Fund	**	1,041
*	Nationwide Life Insurance	Prudential Jennison Mid Cap Growth Fund	**	6,046
*	Nationwide Life Insurance	Prudential Jennison Natural Resources Fund	**	37
*	Nationwide Life Insurance	Rydex Government Long Bond 1.25x Str Fund	**	16,535
*	Nationwide Life Insurance	Rydex S&P 500 Pure Growth Fund	**	2,205
*	Nationwide Life Insurance	Rydex S&P 500 Pure Value Fund	**	99

See report of independent registered public accounting firm.

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2010

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Nationwide Life Insurance	Rydex S&P Small Cap 600 Pure Value Fund	**	$7,474
*	Nationwide Life Insurance	Self-Directed Brokerage	**	1,065,666
*	Nationwide Life Insurance	TCW Total Return Bond Fund	**	93
*	Nationwide Life Insurance	Vanguard Intermediate Term Treasury Fund	**	120
*	Nationwide Life Insurance	Vanguard Intermediate Term Investment Grade Fund	**	20,124
*	Nationwide Life Insurance	Vanguard REIT Index Fund	**	7,422
*	Nationwide Life Insurance	Vanguard Wellesley Income Fund	**	63
*	Nationwide Life Insurance	Waddell & Reed Ivy Asset Strategy Fund	**	66
*	Nationwide Life Insurance	Waddell & Reed Ivy Global Natural Resources Fund	**	112
*	Nationwide Life Insurance	Waddell & Reed Ivy High Income Fund	**	64

				$5,009,655

*Party-in-interest
**Cost omitted for participant-directed investment

See report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CharterBank 401(k) Plan
Date: November 4, 2011	By:	/s/ Phyllis J. Boyett
Name: Phyllis J. Boyett
Title: Senior Vice President HR Director

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm